September 11, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Iceberg Corporation of America
          Form RW - Application for Withdrawal

Dear SEC:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Iceberg Corporation of America, a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-8, File No. 333-69200, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on September 10, 2001.

     The Registration Statement was initially filed in order to comply with contractual representations made to several employees and independent contractors with respect to their restricted securities received in compensation for services rendered. However, because the Registrant is negotiating with a significant private placement investor and there are concerns about the possible perceptions of access to information which has not been publicly released, the Registrant is withdrawing its Registration Statement.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned of Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888.

                    Sincerely,
                    DIETERICH & ASSOCIATES

                    /s/ Christopher Dieterich
                    Christopher H. Dieterich,
                    Counsel to Iceberg Corporation of America